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Contact:    Susan Carlson/Zoe Arden

            Access Communications

            (415) 904-7070, ext. 231, 287

            scarlson@accesspr.com

            zarden@accesspr.com

KNOWLEDGE BEGINNINGS COMPLETES OFFER FOR CHILDREN'S DISCOVERY CENTERS

BURLINGAME, Calif., May 4, 1998 -- Knowledge Beginnings, Inc. announced today that its wholly owned subisidiary, KBI Acquisition Corp., has accepted for payment all shares of common stock of Chidren's Discovery Centers of Amercia, Inc. (Nasdaq: CDCR) tenderd pursuant to the tender offer for Children's Discovery Centers which expired at 12:00 Midnight, New York City time, on Friday, May 1, 1998. A total of 6,729,311 shares were tendered in the offer (including 103,828 shares subject to guarantees of delivery) representing approximately 97% of the outstanding shares of common stock of Chidren's Discovery Centers.

Founded in 1983 and headquartered in San Rafael, California, Children's Discovery Centers operates preschools and elementary schools in 22 states and the District of Columbia, serving approximately 25,000 children ranging from infants through eighth grade students. Children's Discovery Centers also provides employer-sponsored programs through affiliations with over 50 governmental agencies, hospitals and private corporations such as Amoco and GE Capital Services Corporation.

Knowledge Beginnings, Inc. is a subsidiary of Knowledge Universe, L.L.C. Knowledge Universe is an education company that offers a full array of products and services designed to meet the educational and knowledge management needs of organizations and individuals. Founded in 1996, the privately-held company is headquartered in Burlingame, California.

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